

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 30, 2018

Stephen A. Snyder
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, NJ 08873

> **Re: Medical Transcription Billing, Corp.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2018**
> **File No. 333-223886**

Dear Mr. Snyder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Peter B. Katzman, Esq.
Mazzeo Song P.C.